Exhibit 99.1
AMER SPORTS REITERATES LONG-TERM FINANCIAL ALGORITHM AND INCREASES THIRD QUARTER 2025 GUIDANCE
NEW YORK (September 18, 2025) – Amer Sports, Inc. (NYSE:AS) (“Amer Sports” or the “Company”) will host an Investor Day today beginning 12:00 pm Eastern Time, which will be webcast live from Vancouver, BC (details below). In conjunction with this meeting, the Company is providing an updated long-term financial algorithm and also raising its financial guidance for the third quarter of 2025.
CEO James Zheng commented "We expect Amer Sports to deliver very strong third quarter results across all three segments, led by continued exceptional growth from Salomon Softgoods and an Arc'teryx reacceleration."
CFO Andrew Page added "In addition to strong near-term performance, we expect great things from our unique portfolio of premium sports and outdoor brands long-term. We are pleased to reiterate ambitious long-term financial goals despite our much higher revenue and margin base today versus 2023, which was the baseline year when we last shared our long-term algorithm."
UPDATED LONG-TERM FINANCIAL ALGORITHM
Long-term financial algorithm assumes the previously issued guidance for the year ending December 31, 2025 as the base year and a duration of 5+ years. Except for revenue, all metrics reference non-IFRS measures.
Amer Sports Group
•Annual revenue CAGR: low-double-digit to mid-teens
•Annual adjusted operating margin expansion: 30–70+ basis points
•Effective tax rate: approaching 25%

Technical Apparel Segment
•Annual revenue CAGR: mid-teens
•Annual adjusted operating margin expansion: 20–60 basis points

Outdoor Performance Segment
•Annual revenue CAGR: low-double-digit to mid-teens
•Annual adjusted operating margin expansion: 40–80 basis points

Ball & Racquet Segment
•Annual revenue CAGR: mid-single-digits
•Annual adjusted operating margin expansion: 40–80 basis points
UPDATED OUTLOOK FOR THIRD QUARTER 2025
Amer Sports now expects third quarter 2025 year-over-year revenue growth to be in the high 20s percentage as compared to previous guidance of approximately 20% growth. Additionally, the Company now expects adjusted operating margin to be at or above the high end of the previous guidance range of 12–13%.

Other than with respect to revenue, Amer Sports only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking non-IFRS measures to the most directly comparable IFRS Accounting Standards measures due to the difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations without unreasonable efforts. The Company is unable to address the probable significance of the unavailable reconciling items, which could have a potentially significant impact on its future IFRS financial results. The above outlook reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results may differ materially from these forward-looking statements, including as a result of, among other things, the factors described under “Forward-Looking Statements” below and in our filings with the SEC.
INVESTOR DAY INFORMATION
Amer Sports will host an investor day today, September 18, 2025, in Vancouver, BC from 9:00 am to approximately 5:00 pm Pacific Time. The entire presentation will be webcast – please visit https://arcteryx.brandlive.com/Amer-Sports-Investor-Day/en to register and join.
ABOUT AMER SPORTS
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.
With over 13,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 42 countries and our products are sold in 100+ countries. Amer Sports generated revenue of $5.2 billion in 2024. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.
NON-IFRS MEASURES
Adjusted operating profit margin, adjusted income tax expense, and adjusted net income attributable to equity holders of the Company are financial measures that are not defined under IFRS Accounting Standards. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as income before tax with adjustments to exclude non-recurring items such as depreciation and amortization on purchase price allocation (PPA) fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, expenses related to certain share-based payments, interest expense, foreign currency exchange gains/(losses), net & other finance costs, loss on debt extinguishment, and interest income. Adjusted income tax expense is calculated as income tax expense excluding the income tax expense resulting from each adjustment excluded from Adjusted net income attributable to equity holders of the Company. Adjusted net income attributable to equity holders of the Company is calculated as net income attributable to equity holders of the Company with adjustments to exclude non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment, other adjustments, and related income tax expense.

The Company believes that these non-IFRS measures, when taken together with its financial results presented in accordance with IFRS Accounting Standards, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. Non-IFRS financial measures, however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures.
FORWARD LOOKING STATEMENTS
This press release contains statements that constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “anticipate,” “believe,” “may,” “will,” “expect,” “could,” “target,” “predict,” “potential,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions. Forward-looking statements appear in a number of places herein and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. These risks and uncertainties include factors relating to: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our DTC channel, including the expansion and success of our retail stores and e-commerce platforms; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; changes in trade policies, including tariffs and other trade restrictions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability-related matters, or legal, regulatory or market responses thereto; current and further changes to trade policies, tariffs, import/export regulations and, anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations; the use and reliance on artificial intelligence can potentially cause intellectual property rights issues, security vulnerabilities, harm our business reputation, negatively impact our operations and impact our financial results; ability to obtain approvals from PRC authorities to remain listed on the U.S. exchanges and offer securities in the future; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us;

security breaches or other disruptions to our information technology (“IT”) systems; our reliance on a large number of complex IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with ANTA Sports Products Limited (“ANTA Sports”); our expectations regarding the time during which we will be a foreign private issuer; and other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.
FOR ADDITIONAL INFORMATION
Investor Relations:
Omar Saad
Senior Vice President, Investor Relations and Capital Markets
ir@amersports.com
Media:
Päivi Antola
Senior Vice President, Communications
media@amersports.com
Source: Amer Sports, Inc.

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